March 30, 2023

Via Edgar Transmission

Mr. Tom Jones

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	Majestic Ideal Holdings Ltd. (The “Company”) Amendment No. 9 to Draft Registration Statement on Form F-1 Submitted March 2, 2023 CIK No. 0001897532

Dear Mr. Jones:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 14, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amended Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 9 to Draft Registration Statement on Form F-1

Capitalization, page 47

1.

Please revise the table to include your indebtedness in accordance with Item 4(a) of Form F-1 and Item 3.B of Form 20-F.

Response: We respectfully advise the Staff that we have revised the table on page 47 to include indebtedness in accordance with Item 4(a) of Form F-1 and Item 3.B of Form 20-F.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com